Exhibit 99.2

ADAGENE INC.

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ADAGENE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2025 AND JUNE 30, 2026

		As of December 31,	As of June 30,
	Notes	2025	2026
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		74,523,782	127,909,840
Accounts receivable, net	3	—	150,000
Amounts due from related parties	15	17,349	3,025
Prepayments and other current assets	4	2,834,034	4,345,758
Total current assets		77,375,165	132,408,623
Property, equipment and software, net	5	717,374	716,616
Operating lease right-of-use assets	16	145,535	390,535
Other non-current assets		25,223	59,794
TOTAL ASSETS		78,263,297	133,575,568
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		2,884,507	15,538,937
Contract liabilities		3,462,683	2,182,770
Amounts due to related parties	15	10,347,200	—
Accruals and other current liabilities	6	2,790,794	2,580,704
Income tax payable	13	410,198	—
Warrant liabilities	11	205,146	1,178,702
Short-term borrowings	7	4,268,154	4,404,704
Current portion of long-term borrowings	7	711,359	293,647
Current portion of operating lease liabilities	16	92,055	181,733
Total current liabilities		25,172,096	26,361,197
Long-term borrowings	7	1,138,174	1,027,764
Operating lease liabilities	16	53,480	183,189
TOTAL LIABILITIES		26,363,750	27,572,150
Commitments and contingencies	17
Mezzanine equity:
Series A non-voting contingently redeemable convertible preferred shares (par value of US$0.0001 per share; and 1,062,500 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	9	16,550,000	16,550,000
Total mezzanine equity		16,550,000	16,550,000
Shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share; 640,000,000 shares authorized, and 59,231,993 shares issued and outstanding as of December 31, 2025; and 640,000,000 shares authorized, and 83,929,180 shares issued and outstanding as of June 30, 2026)		5,923	8,393
Additional paid-in capital		366,043,455	436,768,742
Accumulated other comprehensive loss		(1,914,831)	(2,159,885)

Accumulated deficit	(328,785,000)	(345,163,832)
Total shareholders’ equity	35,349,547	89,453,418
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	78,263,297	133,575,568

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ADAGENE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

		For the six months ended
		June 30,
	Notes	2025	2026
		US$	US$
Revenue
Licensing and collaboration revenue	12	—	1,619,913
Operating expenses and income
Research and development expenses		(12,015,184)	(13,964,667)
Administrative expenses		(3,673,073)	(4,241,785)
Loss from operations		(15,688,257)	(16,586,539)
Interest and investment income		1,214,108	1,376,774
Interest expense		(318,422)	(140,344)
Other income, net		63,436	46,697
Foreign exchange gain (loss), net		1,252,353	(169,880)
Change in fair value of warrant liabilities	11	—	(973,556)
Loss before income tax		(13,476,782)	(16,446,848)
Income tax benefit (expense)	13	(458)	68,016
Net loss attributable to Adagene Inc.’s shareholders		(13,477,240)	(16,378,832)
Other comprehensive income (loss)
Foreign currency translation adjustments, net of nil tax		(1,168,652)	(245,054)
Total comprehensive loss attributable to Adagene Inc.’s shareholders		(14,645,892)	(16,623,886)
Net loss attributable to Adagene Inc.’s shareholders		(13,477,240)	(16,378,832)
Net loss attributable to ordinary shareholders		(13,477,240)	(16,378,832)
Weighted average number of ordinary shares used in per share calculation:
—Basic	14	58,891,864	70,773,769
—Diluted	14	58,891,864	70,773,769
Net loss per ordinary share
—Basic	14	(0.23)	(0.23)
—Diluted	14	(0.23)	(0.23)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ADAGENE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

						Accumulated
	Ordinary shares		Treasury shares		Additional	other		Total
	Number of		Number of		paid‑in	comprehensive	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	loss	deficit	equity
		US$		US$	US$	US$	US$	US$
Balance as of December 31, 2024	58,886,944	5,889	—	—	362,220,445	(526,903)	(311,175,587)	50,523,844
Net loss	—	—	—	—	—	—	(13,477,240)	(13,477,240)
Other comprehensive income (loss)	—	—	—	—	—	(1,168,652)	—	(1,168,652)
Exercise of share options (Note 10)	3,250	—	—	—	3,502	—	—	3,502
Share-based compensation (Note 10)	23,893	2	—	—	2,030,333	—	—	2,030,335
Balance as of June 30, 2025	58,914,087	5,891	—	—	364,254,280	(1,695,555)	(324,652,827)	37,911,789

						Accumulated
	Ordinary shares		Treasury shares		Additional	other		Total
	Number of		Number of		paid‑in	comprehensive	Accumulated	shareholders’
	shares	Amount	shares	Amount	capital	loss	deficit	equity
		US$		US$	US$	US$	US$	US$
Balance as of December 31, 2025	59,231,993	5,923	—	—	366,043,455	(1,914,831)	(328,785,000)	35,349,547
Net loss	—	—	—	—	—	—	(16,378,832)	(16,378,832)
Other comprehensive income (loss)	—	—	—	—	—	(245,054)	—	(245,054)
Exercise of share options (Note 10)	326,934	33	—	—	415,010	—	—	415,043
Share-based compensation (Note 10)	—	—	—	—	2,131,758	—	—	2,131,758
Issuance of ordinary shares upon the underwritten public offering (the “Offering”), net of issuance cost (Note 18)	23,332,500	2,333	—	—	65,545,317	—	—	65,547,650
Issuance of ordinary shares upon the at-the-market equity offering program (the “ATM Offering”), net of issuance cost (Note 18)	1,037,753	104	—	—	2,633,202	—	—	2,633,306
Balance as of June 30, 2026	83,929,180	8,393	—	—	436,768,742	(2,159,885)	(345,163,832)	89,453,418

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ADAGENE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2026

	For the six months ended
	June 30,
	2025	2026
	US$	US$
Cash flows from operating activities:
Net loss	(13,477,240)	(16,378,832)
Adjustments to reconcile net loss to net cash used in operating activities:
Income related to short-term investments	(244,106)	(648,632)
Depreciation and amortization	229,569	174,928
Net loss (gain) on disposal of property, equipment, software and operating lease right-of-use asset	323	(3,211)
Share-based compensation	2,030,335	2,131,758
Amortization of right-of use assets and interest of lease liabilities	75,033	84,845
Foreign exchange loss (gain), net	(1,252,353)	169,880
Change in fair value of warrant liabilities	—	973,556
Changes in operating assets and liabilities:
Accounts receivable, net	—	(150,000)
Prepayments and other current assets	30,452	(1,350,481)
Amount due from related parties	5,860	14,324
Other non-current assets	43,946	(34,571)
Accounts payable	(615,550)	12,654,430
Contract liabilities	—	(1,279,913)
Amount due to related parties	1,260,439	(10,347,200)
Accruals and other current liabilities	860,235	(210,090)
Lease liabilities	(75,072)	(110,379)
Income tax payable	(1,144)	(410,198)
Net cash used in operating activities	(11,129,273)	(14,719,786)
Cash flows from investing activities:
Placement of short-term investments	(40,000,000)	(65,000,000)
Withdrawal of short-term investments	40,244,106	65,648,632
Proceeds from disposal of property, equipment and software	—	5,802
Purchase of property, equipment and software	(2,495)	(156,225)
Net cash generated from investing activities	241,611	498,209
Cash flows from financing activities:
Proceeds from borrowings	—	—
Proceeds from exercise of share options	15,485	253,800
Proceeds from issuance of the Offering, net of issuance costs	—	65,547,650
Proceeds from the ATM Offering, net of issuance costs	—	2,633,306
Repayment of borrowings	(11,620,071)	(583,625)
Net cash generated from (used in) financing activities	(11,604,586)	67,851,131
Effect of exchange rate on cash and cash equivalents	125,902	(243,496)
Net decrease (increase) in cash and cash equivalents	(22,366,346)	53,386,058
Cash and cash equivalents at the beginning of the period	85,194,502	74,523,782
Cash and cash equivalents at the end of the period	62,828,156	127,909,840
Supplemental cash flow disclosures:
Interest paid	291,889	96,641
Income tax paid	1,602	483,483
Cash paid for fixed operating lease costs included in the measurement of lease obligations in operating activities	75,072	110,379
Right-of-use assets obtained in exchange for operating lease obligations	—	318,657

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ADAGENE INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2026

1. ORGANIZATION AND BASIS OF PRESENTATION

Adagene Inc. (the “Company”) is a limited liability company incorporated in the Cayman Islands on February 25, 2011. The Company, together with its subsidiaries (collectively, the “Group”), are principally engaged in research, development and production of monoclonal antibody drugs for cancers. The shares of the Company’s American Depositary Shares (“ADSs”) are traded on the NASDAQ Global Market, and each ADS represents one and one quarter (1.25) ordinary shares of the Company.

As of June 30, 2026, the Company’s principal subsidiaries were as follows:

			Percentage of legal
	Date of	Place of	ownership
Entity	incorporation	incorporation	by the Company	Principal activities
Adagene (Hong Kong) Limited	December 12, 2011	Hong Kong	100%	Investment holding, and research and development of innovative medicines
Adagene Incorporated	September 20, 2017	The United States of America	100%	Research and development of innovative medicines
Adagene (Suzhou) Limited	February 28, 2012	The People’s Republic of China (“PRC” or “China”)	100%	Research and development of innovative medicines
Adagene Australia PTY Ltd.	May 30, 2018	Australia	100%	Research and development of innovative medicines
Adagene PTE. Ltd.	March 27, 2020	Singapore	100%	Research and development of innovative medicines
Adagene AG	August 31, 2020	Switzerland	100%	Research and development of innovative medicines
Adagene Project C1 PTE. Ltd.	March 25, 2022	Singapore	100%	Research and development of innovative medicines

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The interim unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The interim unaudited condensed consolidated financial statements have been prepared on the same basis as the annual audited consolidated financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for the fair statement of results for the periods presented, have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year or any other interim period.

The comparative year-end condensed balance sheet data was derived from the annual audited consolidated financial statements but is condensed to the same degree as the interim condensed balance sheet data.

The interim unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users have read or have access to the annual audited consolidated financial statements filed on April 1, 2026.

Principal accounting policies followed by the Company in the preparation of the accompanying condensed consolidated financial statements are summarized below. References to specific U.S. GAAP principles throughout these notes to the accompanying financial statements are to the Accounting Standards Codification (“ASC”), as published by the U.S. Financial Accounting Standards Board (“FASB”).

Principles of Consolidation

The condensed consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s condensed consolidated financial statements include, but are not limited to, licensing and collaboration revenue recognition, research and development expense allocation, the useful lives and impairment of long-lived assets, tax valuation allowance, share-based compensation expenses, measurement of right-of-use assets and lease liabilities, and the fair value of warrant liabilities. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency translation

The functional currency of the Company, Adagene (Hong Kong) Limited, Adagene Incorporated, Adagene PTE. Ltd. and Adagene Project C1 PTE. Ltd. is the United States dollar (“US$”). The functional currency of the Company’s PRC subsidiary is Renminbi (“RMB”). The functional currency of the Company’s Australian subsidiary is Australian dollar (“AU$”). The functional currency of the Company’s Swiss subsidiary is Swiss Franc (“CHF”). The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses US$ as its reporting currency. The financial statements of the Company’s PRC, Australian and Swiss subsidiaries are translated from the functional currency to the reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the condensed consolidated statements of comprehensive loss.

Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the reporting period. Translation adjustments are reported as accumulated comprehensive loss and are shown as a separate component of other comprehensive loss in the condensed consolidated statements of comprehensive loss.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Short-term investments

Short-term investments consist primarily of investments in money market funds, which are measured at fair value and are expected to be redeemed within one year. As of June 30, 2026 and December 31, 2025, there were no short-term investments held by the Group.

Accounts receivable and allowance for doubtful accounts

Account receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. Accounts receivable is carried at net realizable value. The allowance for credit losses reflects the best estimate of future losses over the contractual life of outstanding accounts receivable and is determined on the basis of historical experience, specific allowances for known troubled accounts, other currently available information including customer financial condition, and both current and forecasted economic conditions.

Fair value measurements

The Group applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts of cash and cash equivalent, accounts receivable, amounts due to related parties and other current assets, accounts payable, amounts due to related parties, accrued liabilities and other current liabilities, and short - term borrowings approximate their fair values because of their generally short maturities. The carrying amount of long - term borrowings approximates their fair values since they bear interest rates which approximate market interest rates.

As more fully described in Note 11, the Group issued warrants to purchase its ordinary shares during the year ended December 31, 2025. The Group measured its warrant liabilities at fair value on a recurring basis. As the Group’s warrants are not traded in an active market with readily observable prices, the Group uses significant unobservable inputs to measure the fair value of warrant liabilities. Refer to Note 11 for a detailed description of the unobservable inputs used. The warrant liabilities are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement.

The following table presents a reconciliation of all financial instruments measured at fair value on a recurring basis using Level 3 unobservable inputs:

Warrant liabilities
US$
Initial recognition during the year ended December 31, 2025	253,087
Fair value change	(47,941)
Balance as of December 31, 2025	205,146
Fair value change	973,556
Balance as of June 30, 2026	1,178,702

The Group did not transfer any assets or liabilities in or out of Level 3 during the six months ended June 30, 2025 and 2026.

Property, equipment and software

Property and equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated Useful Life
Machinery and laboratory equipment	5 years
Vehicles	4 years
Furniture and tools	3 - 5 years
Electronic equipment	3 years
Computer software	3 - 5 years
Leasehold improvements	Lesser of lease terms or estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property, equipment and software are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation and amortization from the asset and accumulated depreciation and amortization accounts with any resulting gain or loss reflected in the condensed consolidated statements of comprehensive loss.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets is the new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

No impairment loss was recorded for the six months ended June 30, 2025 and 2026.

Revenue recognition

At contract inception of collaboration and out-licensing arrangements, the Group analyzes its arrangements to assess whether they are within the scope of ASC 808, Collaborative Arrangements (“ASC 808”) to determine whether such arrangements involve joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards dependent on the commercial success of such activities. For collaboration arrangements within the scope of ASC 808 that contain multiple elements, the Group first determines which elements of the collaboration are deemed to be within the scope of ASC 808 and those that are reflective of a vendor-customer relationship and therefore within the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). For elements of collaboration arrangements that are accounted for pursuant to ASC 808, an appropriate recognition method is determined and applied consistently. Under the criteria of ASC 606, the Group recognizes revenue to depict the transfer of control of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services.

The Group adopted ASC 606 for all periods presented. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The Group only applies the five-step model to contracts when it is probable that the entity will collect substantially all the consideration to which it is entitled in exchange for the goods or services it transfers to the customer. The Group reviews the contract to determine which performance obligations are distinct and represent a promise to provide distinct goods or services or a series of distinct goods or services as defined by the standard. The Group recognizes as revenue the amount of the transaction price that is allocated to each performance obligation as and when that performance obligation is satisfied.

Licenses of Intellectual Property: Upfront non-refundable payments for licensing the Group’s intellectual property are evaluated to determine if the license is distinct from the other performance obligations identified in the arrangement. For licenses determined to be distinct, the Group recognizes revenues from non-refundable, up-front fees allocated to the license at a point in time, when the transfer of control of the license to the licensee occurs and the licensee is able to use and benefit from the license. For licenses determined not to be distinct, the Group accounts for the promise to grant a license and those other promised goods or services together as a single performance obligation when recognizing revenue.

Research and Development Services: The portion of a transaction price allocated to research and development services performance obligations is deferred and recognized as collaboration revenue over time as delivery or performance of such services occurs.

Milestone Payments: At the inception of each arrangement that includes development, commercialization, and regulatory milestone payments, the Group evaluates whether the milestones are considered probable of being reached and to the extent that a significant reversal of cumulative revenue would not occur in future periods, estimates the amount to be included in the transaction price using the most likely amount method. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis, for which the Group recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Group re-evaluates the probability of achieving such development milestones and any related constraint, and if necessary, adjust the estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment.

Royalties: For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Group recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Contract assets and contract liabilities

When a customer pays consideration before the Group transfers products or services, the Group records its obligation as a contract liability; When the Group satisfies its performance obligations by providing products or services to a customer before the customer pays consideration and before payment is due, the Group recognizes its rights to consideration as a contract asset.

Research and development expenses

Elements of research and development expenses primarily include (1) payroll and other related costs of personnel engaged in research and development activities, (2) costs related to pre - clinical testing of the Group’s technologies under development and clinical trials such as payments to contract research organizations (“CRO”) and contract development and manufacturing organizations (“CDMO”), investigators and clinical trial sites that conduct the clinical studies; (3) costs to develop the product candidates, including raw materials and supplies, product testing, depreciation and amortization, and facility related expenses, and (4) other research and development expenses. Research and development costs are expensed as incurred when the related research and development services are provided to the Group and the resulting assets, if any, have no alternative future uses. As of December 31, 2025 and June 30, 2026, the Group had several ongoing clinical studies in various clinical trial stages. The contracts with CRO and CDMO are generally cancellable, with notice, at the Group’s option. The Group did not record any accrued expenses related to cancellation of CRO or CDMO contracts as of December 31, 2025 or June 30, 2026 as the Group did not have any plan to cancel the existing CRO or CDMO contracts.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the governments. The Group’s PRC based subsidiary received government subsidies from certain local government. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has set certain conditions for the subsidies. Other subsidies are the subsidies that the local government has not set any conditions and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. These specific subsidies are recorded as other non-current liabilities upon receipt and are recognized as other income when the conditions are met. Other subsidies are recognized as other income upon receipt as further performance by the Group is not required.

There were no government subsidies received during the six months ended June 30, 2025. Government subsidies of US$25 thousand were received and recognized as other income during the six months ended June 30, 2026.

Leases

In accordance with ASC 842, Leases (“ASC 842”), the Group determines if an arrangement is or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and lease liabilities on the condensed consolidated balance sheet. Lease liabilities that become due within one year of the balance sheet date are classified as current liabilities. The Group does not have any finance leases since the adoption date.

ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. As the rate implicit in the Group’s leases is not typically readily available, the Group uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Group could borrow the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancelable term of the lease and may contain options to extend the lease when it is reasonably certain that the Group will exercise that option.

The Group has elected to adopt the following lease policies (i) elect for each lease not to separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2022 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income (loss) of the Group includes foreign currency translation adjustments related to the Group and its subsidiaries whose functional currency is not US$.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group evaluates its uncertain tax positions using the provisions of ASC 740, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the condensed consolidated financial statements.

The Group recognizes in the condensed consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the condensed consolidated statements of comprehensive loss over the period of the borrowings using the effective interest method.

Share-based compensation

The Company grants restricted shares and stock options to eligible employees and nonemployees and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Share-based compensation awards are measured at the grant date fair value of the awards and recognized as expenses (a) immediately at the grant date if no vesting conditions are required; (b) for share-based awards granted with only service conditions, using the straight-line method over the vesting period; or (c) for share-based awards granted with service conditions and performance conditions, using the graded vesting method over the vesting period if and when the Company concludes that it is probable that the performance conditions will be achieved.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. The Group calculates incremental compensation expense of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, the Group recognizes incremental compensation cost in the period when the modification occurs. For awards not being fully vested, the Group recognizes the sum of the incremental compensation expense and the remaining unrecognized compensation expense for the original awards over the remaining requisite service period after modification.

Net loss per share

In accordance with ASC 260, Earnings Per Share, basic net loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Diluted net loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the contingently redeemable convertible preferred shares using the if-converted method as applicable, and ordinary shares issuable upon the exercise of share options and warrants using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic net loss per share using the two-class method is not applicable as the Group does not have participating securities that have contractual rights and obligations to share in the losses of the Group.

Employee defined contribution plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of US$947,916 and US$998,910 for the six months ended June 30, 2025 and 2026, respectively.

Concentration of risks

Concentration of credit risk

As of December 31, 2025 and June 30, 2026, the amount of cash and cash equivalents of US$8,327,345 and US$6,150,976, respectively, were held at major financial institutions located in Mainland China, and US$66,196,437 and US$121,758,864, respectively, were deposited with major financial institutions located outside of Mainland China. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivable is typically unsecured and denominated in US$ and/or RMB and is derived from revenues earned from customers. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of suppliers

A significant portion of the Group’s research and development services were purchased from one supplier group, who collectively accounted for 12.0% and 15.0% of the Group’s total research and development services purchases for the six months ended June 30, 2025 and 2026, respectively. During the six months ended June 30, 2025 and 2026, a second supplier group also collectively accounted for 10% and 20% of the Group’s total research and development services purchased, respectively.

Business and economic risk

The Group believes that changes in any of the following areas could have a material adverse effect on the Group’s future consolidated financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Group’s ability to attract employees necessary to support its growth. The Group’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

Foreign currency exchange rate risk

A significant portion of the Group’s businesses are transacted in RMB, which is not a freely convertible currency. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there were depreciation of approximately 0.41% and 3.10% in the six months ended June 30, 2025 and 2026, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The functional currency and the reporting currency of the Company are the US$. However, the Group incurs portions of our expenses, and derives revenues, in currencies other than US$, in particular, the RMB. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, expenses, losses and financial position, and the value of any dividends payable on the American Depositary Shares in US$.

Recently issued accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply when the Group ceases to be classified as an EGC on December 31, 2026.

New and amended standards not yet adopted by the Group

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The standard allows the amendments to be applied on a prospective basis or a retrospective basis. In January 2025, the FASB issued ASU 2025-01, which revises the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently in the process of evaluating the impact of this accounting standard update on its condensed consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), which establishes authoritative guidance on the recognition, measurement, presentation, and disclosure of government grants. Under ASU 2025-10, government grants are recognized when it is probable that the entity will both comply with the conditions of the grant and the grant will be received. The standard provides specific accounting models for grants related to assets and grants related to income, including options to recognize government grants as deferred income or as a reduction of the asset’s cost basis. The standards also require enhanced disclosures regarding the nature of government grants, significant terms and conditions, accounting policies applied, and amounts recognized in the financial statements. ASU 2025-10 is effective for fiscal years beginning after December 15, 2028, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-10.

3. ACCOUNTS RECEIVABLE, NET

	As of
	December 31,	As of June 30,
	2025	2026
	US$	US$
Accounts receivable	—	150,000
Allowance for doubtful accounts	—	—
	—	150,000

4. PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of
	December 31,	As of June 30,
	2025	2026
	US$	US$
Prepayments	310,966	512,989
Deposits (a)	1,320,313	2,164,161
Others	1,202,755	1,668,608
	2,834,034	4,345,758

Note (a): The deposits represented the amounts that the Group paid to its CRO vendors for various outsourced research and development programs according to the terms of respective CRO agreements. The Group expects to recover the deposits if the programs fail or the agreements are cancelled.

5. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software consisted of the following:

	As of
	December 31,	As of June 30,
	2025	2026
	US$	US$
Machinery and laboratory equipment	5,232,597	5,390,653
Leasehold improvements	1,054,204	869,514
Electronic equipment	1,818,366	1,931,764
Furniture and tools	50,035	85,288
Vehicles	43,635	46,249
Software	364,586	369,119
Total property, equipment and software	8,563,423	8,692,587
Less: accumulated depreciation and amortization	(7,846,049)	(7,975,971)
Net book value	717,374	716,616

Depreciation and amortization expenses recognized for the six months ended June 30, 2025 and 2026 were US$229,569 and US$174,928 respectively.

6. ACCRUALS AND OTHER CURRENT LIABILITIES

Accrued liabilities and other current liabilities consisted of the following:

	As of
	December 31,	As of June 30,
	2025	2026
	US$	US$
Professional service fees	924,349	968,687
Payroll and related liabilities	1,251,040	865,099
Other taxes and surcharge	588,309	583,199
Others	27,096	163,719
	2,790,794	2,580,704

7. BORROWINGS

	As of
	December 31,	As of June 30,
	2025	2026
	US$	US$
Current
Short-term borrowings:
Bank loans	4,268,154	4,404,704
Current portion of long-term borrowings	711,359	293,647
Total current borrowings	4,979,513	4,698,351
Non-Current
Long-term borrowings:
Bank loans	1,138,174	1,027,764
Total non-current borrowings	1,138,174	1,027,764
Total borrowings	6,117,687	5,726,115

Short-term borrowings

In June 2024, the Group borrowed a loan with the amount of RMB20,000,000 from China Construction Bank Corporation for a term of one year at the interest rate of 3.50% per annum. The borrowing was repaid in June 2025.

In September 2024, the Group borrowed a loan with the amount of RMB15,000,000 from Bank of Ningbo Co., Ltd for a term of one year at the interest rate of 3.80% per annum. The borrowing was repaid in September 2025.

In July 2025, the Group borrowed a loan with the amount of RMB20,000,000 from China Construction Bank Corporation for a term of one year at the interest rate of 3.50% per annum. The borrowing was repaid in July 2026.

In December 2025, the Group borrowed a loan with the amount of RMB10,000,000 from China Zheshang Bank Co., Ltd for a term of one year at the interest rate of 2.95% per annum.

Long-term borrowings

In May 2022, the Group borrowed a loan with the amount of RMB30,000,000 from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB3,000,000 in 2023, RMB5,000,000 in 2024, and RMB22,000,000 in 2025. The loan was fully repaid in May 2025.

Also in May 2022, the Group borrowed a loan with the amount of RMB20,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB500,000 in 2022, RMB1,500,000 in 2023, RMB9,500,000 in 2024, and RMB8,500,000 in 2025. The loan was fully repaid in May 2025.

In August 2022, the Group borrowed a loan with the amount of RMB9,900,000 from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 in 2023, and RMB2,000,000 in 2024, and RMB6,900,000 in 2025. The loan was fully repaid in August 2025.

Also in August 2022, the Group borrowed a loan with the amount of RMB20,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 in 2023, RMB2,000,000 in 2024, and RMB17,000,000 in 2025. The loan was fully repaid in August 2025.

In November 2022, the Group borrowed a loan with the amount of RMB9,900,000 from Agricultural Bank of China Limited for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB1,000,000 in 2023, RMB2,000,000 in 2024, and RMB6,900,000 in 2025. The loan was fully repaid in November 2025.

Also in November 2022, the Group borrowed a loan with the amount of RMB10,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 4.00% per annum. The Group repaid RMB500,000 in 2023, RMB1,000,000 in 2024, and RMB8,500,000 in 2025. The loan was fully repaid in November 2025.

In April 2023, the Group borrowed a loan with the amount of RMB7,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of three years at the interest rate of 3.90% per annum. The Group repaid RMB150,000 in 2023, RMB550,000 in 2024, RMB3,300,000 in 2025 and RMB3,000,000 during the six months ended June 30, 2026. As of December 31, 2025, RMB3,000,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the consolidated balance sheets. The loan was fully repaid in April 2026.

In August 2023, the Group borrowed a loan with the amount of RMB10,000,000 from Bank of Jiangsu Co., Ltd. for a term of eighteen months at the interest rate of 3.80% per annum. The Group repaid RMB100,000 in 2024, and RMB9,900,000 in 2025. The loan was fully repaid in February 2025.

In September 2023, the Group borrowed another loan with the amount of RMB10,000,000 from Bank of Jiangsu Co., Ltd. for a term of eighteen months at the interest rate of 3.80% per annum. The Group repaid RMB100,000 in 2024, and RMB9,900,000 in 2025. The loan was fully repaid in March 2025.

In December 2025, the Group borrowed a loan with the amount of RMB10,000,000 from Shanghai Pudong Development Bank Co., Ltd. for a term of two years at the interest rate of 2.80% per annum. The Group repaid RMB1,000,000 during the six months ended June 30, 2026. As of December 31, 2025 and June 30, 2026, RMB2,000,000 and RMB2,000,000 repayable within twelve months for this agreement were classified as “Current portion of long-term borrowing” on the condensed consolidated balance sheets, respectively.

The proceeds from the loans were primarily used to pay for the Group’s research and development activities in China, including CMC costs of clinical and preclinical programs. As of December 31, 2025 and June 30, 2026, none of the Group’s borrowings were collateralized in the respective loan agreements.

Future maturities of short-term borrowings and long-term borrowings

Future principal maturities of short-term borrowings and long-term borrowings as of June 30, 2026 were as follows:

As of June 30,
2026
US$
Remainder of 2026	4,698,351
2027	1,027,764
5,726,115

8. SEGMENT INFORMATION

The Group’s principal business activities are related to the discovery and development of novel antibody-based cancer medicines. The Group manages the business activities on a consolidated basis and operates in one reportable segment. The determination of a single reportable segment is consistent with the consolidated financial information regularly provided to the Group’s chief operating decision maker (CODM), which is its Chief Executive Officer, who reviews and evaluates consolidated net income (loss) for purposes of assessing performance, making operating decisions, allocating resources and planning and forecasting for future periods. The accounting policies of the segment are the same as those described in the summary of significant accounting policies for the Group. Refer to Note 2 for additional information.

Significant expenses within income (loss) from operations, as well as within net income (loss), include research and development, and administrative expenses, which are each separately presented on the Group’s condensed consolidated statements of comprehensive loss. Other segment items within net income (loss) include interest and investment income, interest expense, other income, net, and income tax benefit (expense).

In addition to the significant expense categories included within the consolidated net loss presented on the Group’s condensed consolidated statements of comprehensive loss, see below for disaggregated amounts that comprise research and development expenses:

	For the six months ended June 30,
	2025	2026
	US$	US$
Direct research and development expenses(a)	3,940,166	5,575,874
Indirect research and development expenses(b)
Payroll and other related costs of personnel	6,340,610	6,773,495
Lab supplies and other research and development expenses	1,734,408	1,615,298
Total indirect research and development expenses	8,075,018	8,388,793
Total research and development expenses	12,015,184	13,964,667

Note (a): Direct research and development expenses consist principally of: (1) costs related to clinical trials such as payments to CRO, CDMO, investigators, and clinical trial sites that conduct the clinical studies; and (2) costs to develop the product candidates, including costs related to product testing.

Note (b): Indirect research and development expenses are not allocated directly to each program, and primarily consist of compensation and other personnel related costs, overhead and infrastructure costs to maintain our facilities, and other costs related to activities that benefit multiple projects.

The measure of segment assets is reported on the condensed consolidated balance sheets as consolidated total assets. The Group’s long-lived assets consist primarily of property, plant and equipment, net. No geographical segments are presented as a substantial portion of the Group’s long-lived assets are located in the PRC with the exception of certain laboratory and electronic equipment which are located in the U.S.

9. CONTINGENTLY REDEEMABLE CONVERTIBLE PREFERRED SHARES

In July 2025, the Company issued 1,062,500 Series A non-voting contingently redeemable convertible preferred shares (the “Series A Preferred Shares”) to Sanofi Foreign Participations B.V. (“Sanofi B.V.”) for a net consideration of US$16,550,000 reflecting an as-converted price of US$2.0 per ADS of the Company. The issuance of the Series A Preferred Shares is the first closing in connection with a securities purchase agreement signed between the Company and Sanofi B.V., under which Sanofi B.V. has agreed to make a strategic investment of up to US$25.0 million in Adagene in two closings. The first closing was completed in July 2025. The second closing is conditioned upon the Company’s achievement of certain clinical development progress.

The key features of the Series A Preferred Shares are as follows:

Dividends

Holders of the Series A Preferred Shares will be entitled to receive, only when, as and if declared by the Board of Directors, a dividend on each outstanding Series A Preferred Share equal to US$0.0001 per share, prior and in preference to any declaration or payment of any dividend on ordinary shares during the same calendar year. The right to receive dividends on Series A Preferred Shares is not cumulative. Following the payment of the preferential dividend, holders of the Series A Preferred Shares have the right to participate in any dividends paid on ordinary shares, calculated on an as-if-converted basis. No other dividends shall be paid on Series A Preferred Shares.

Voting

Holders of the Series A Preferred Shares have limited voting rights. They possess a protective vote requiring majority approval to adversely change their share rights, but otherwise hold no voting rights on Company matters.

Liquidation preference

In the event of a liquidation or deemed liquidation event, the Series A Preferred Shares carry a liquidation preference that remains in effect until the later of (i) December 31, 2027, or (ii) the public release of top-line data for ADG126. Before such date, holders of the Series A Preferred are entitled to a preferential payment per share before any distribution to ordinary shareholders. This amount is the greater of (i) the original purchase price plus any declared but unpaid dividends, or (ii) the amount they would receive if their shares were converted to ordinary shares immediately prior to the event. After receiving this full preferential amount, the holders of the Series A Preferred Shareholders do not participate in any further distributions. After such date, the holders of the Series A Preferred Shareholders participate alongside ordinary shareholders on a pro rata basis, as if their Series A Preferred Shares had been converted to ordinary shares immediately prior to the event.

Conversion

Holders of the Series A Preferred Shares have the right to convert each Series A Preferred Shares into 10 ordinary shares, subject to adjustment for share capitalizations, splits, combinations, or similar recapitalizations. The conversion is subject to a beneficial ownership limitation that generally restricts any holders of the Series A Preferred Shares (together with its affiliates) from owning more than 4.99% of the outstanding ordinary shares post-conversion, although a holder may elect to increase this limit up to 19.99% upon 61 days’ prior notice. All conversions are automatic, no fractional shares are issued, and the conversion mechanics are structured as a compulsory repurchase and re-application of proceeds.

Accounting for Series A Preferred Shares

The Series A Preferred Shares are classified as mezzanine equity in the condensed consolidated balance sheets because they are contingently redeemable upon the occurrence of an event outside of the Company’s control. The deemed liquidation event includes events of merger or consolidation in which (i) the Company is a constituent party, or (ii) a subsidiary of the Company is a constituent party and the Company issues ordinary shares pursuant to such merger or consolidation; and such event is not in control of the Company. The Preferred Shares are recorded at their respective issuance date fair value, net of issuance cost.

The Company concluded that the Series A Preferred Shares were not currently redeemable, and were not probable to become redeemable as of December 31, 2025 and June 30, 2026. Consequently, no accretion charge was recorded as the redemption value was fixed to original issue price for the year ended December 31, 2025 and June 30, 2026.

No Series A Preferred Shares were issued, converted or redeemed during the six months ended June 30, 2025 and 2026.

10. SHARE-BASED COMPENSATION

On January 16, 2021, the Company passed a board resolution , pursuant to which the 2021 Performance Incentive Plan (the “2021 Plan”) was adopted. Under the 2021 Plan, an aggregate of 2,994,000 ordinary shares shall be reserved for issuance, and the share limit shall automatically increase on the first trading day in January of each year (commencing with 2022) by an amount equal to (1) 5% of the total number of the Company’s outstanding ordinary shares on December 31 of the prior year, or (2) such lesser number as determined by the board of directors.

On January 7, 2022, the Company passed a board resolution, pursuant to which the vesting schedules and conditions of 2,060,308 share options granted to certain employees were modified. Share options as to which the applicable performance milestones have been met are no longer subject to the time-based vesting requirement. The share options vested (or to be vested) for each year (commencing from 2021) shall be equal to the lesser of (i) 25% of the total number of share options of each grantee (“Annual Cap”) and (ii) the number of shares as determined by the Compensation Committee based on the extent to which any performance milestones were achieved during that year (“Credited Shares”), plus any Credited Share of earlier years that have not previously vested due to the Annual Cap. In addition, the performance milestones applicable to the share options that remain outstanding were also modified. As a result of the modification, the Company recognized an incremental fair value of US$2,337,697.

On November 17, 2024, the Company passed a board resolution, pursuant to which 2,176,945 unvested performance-based options granted to certain management members and employees were cancelled, along with concurrent grant of a replacement award. As consideration of such replacement, the Company granted the same number of time-based share options to these individuals. These time-based share options will vest 50% per annum in 2025 and 2026, respectively. As a result of the modification, the Company recognized an incremental fair value of US$2,284,987 over the remaining requisite service period.

During the six months ended June 30, 2025, pursuant to the 2021 Plan, a total of 3,424,440 share options were granted to certain employees and external consultants, with exercise price ranging from US$1.14 to US$1.56. In addition, 23,893 ordinary shares were issued to certain employees as stock bonus during the six months ended June 30, 2025.

During the six months ended June 30, 2026, pursuant to the 2021 Plan, a total of 3,136,333 share options were granted to certain employees and external consultants, with exercise price ranging from US$2.03 to US$3.20.

The following table sets forth the share options activities for the six months ended June 30, 2025 and 2026:

			Weighted‑
			Average	Weighted
		Weighted‑	Grant	Average
		Average	Date	Remaining	Aggregate
	Number of	Exercise	Fair	Contractual	Intrinsic
	Options	Price	Value	Term	Value
		US$ per	US$ per
		option	option	Years	US$
Outstanding at December 31, 2024	9,847,240	2.55	2.49	8.36	1,736,202
Granted	3,424,440	1.41	0.88	—	—
Exercised	(3,250)	1.08	0.66	—	—
Forfeited	(442,646)	3.11	2.12	—	—
Outstanding at June 30, 2025	12,825,784	2.23	2.07	8.40	2,046,458
Outstanding at December 31, 2025	12,416,354	2.20	1.91	8.03	1,660,307
Granted	3,136,333	2.10	1.36	—	—
Exercised	(326,933)	1.27	1.68	—	—
Forfeited	(105,000)	1.96	1.25	—	—
Outstanding at June 30, 2026	15,120,754	2.20	1.80	7.99	25,196,630
Vested and expected to vest at June 30, 2026	15,120,754	2.20	1.80	7.99	25,196,630
Exercisable at June 30, 2025	4,863,411	3.49	3.96	6.86	759,771
Exercisable at June 30, 2026	7,301,789	2.76	2.57	7.02	12,010,060

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The aggregate fair value of the equity awards vested during the six months ended June 30, 2025 and 2026 was US$3,020,048 and US$2,138,449, respectively. As of June 30, 2026, the total unrecognized employee share - based compensation expense was US$6,862,141, all of which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost will be recognized over a weighted - average period of 3.01 years as of June 30, 2026.

No RSUs were vested during the six months ended June 30, 2026. The total share-based compensation expense related to the RSUs recognized for six months ended June 30, 2026 was US$242,069. As of June 30, 2026, the total unrecognized share-based compensation expense related to the RSU was US$967,481, all of which may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost will be recognized over a weighted average period of 2.06 years as of June 30, 2026.

The fair value of RSUs was determined using the closing price for the Company’s ADSs, as reported by NASDAQ Global Market, of the grant date.

Fair value of share options

The fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield. For expected volatility, the Group has made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested share options. The risk-free rate for periods within the contractual life of the share options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on the expected dividend policy over the contractual life of the share options.

The assumptions used to estimate the fair value of the share options granted were as follows:

	For the Six Months Ended June 30,
	2025	2026
Risk‑free interest rate	4.24% - 4.49%	4.21% - 4.5%
Dividend yield	0%	0%
Expected volatility range	76.4% - 77.1%	76.0% - 78.6%
Exercise multiple	2.2 - 2.8	2.2 - 2.8
Contractual life	10 years	10 years

Total share-based compensation expenses recognized for the six months ended June 30, 2025 and 2026 were as follows:

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Research and development expenses	1,393,980	1,373,432
Administrative expenses	636,355	758,326
Total share‑based compensation expenses	2,030,335	2,131,758

11. WARRANT LIABILITIES

In July and September 2025, the Company issued warrants to a consultant at nil cash consideration as compensation for the consultant’s services in the field of investor relations and business development services. The warrants allowed the holder to subscribe for and purchase from the Company up to 1,000,000 shares of ordinary shares of the Company at an exercise price of US$4.0 per ordinary share (US$5.0 per ADS). The warrants are exercisable, in whole or in part, at any time from the initial exercise dates until the earlier of (i) the termination dates, or (ii) the occurrence of a fundamental transaction, which refers to events such as mergers, sales of substantially all assets, change of control transactions, or major recapitalizations that fundamentally alter the Company’s structure or ownership. The warrants shall be automatically exercised on the termination dates or immediately prior to the consummation of a fundamental transaction.

The warrants are freestanding instruments and classified as liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity. The warrants are initially recognized at fair value, with subsequent changes in fair value recorded currently in earnings. The Company recognized losses from the increase in fair value of the warrants of US$973,556 for the six months ended June 30, 2026.

The following table summarizes the activities in warrants for the six months ended June 30, 2026:

			Weighted Average
	Number of Warrants	Exercise Price	Remaining Life
		US$per	Years
		Ordinary Share
Outstanding at December 31, 2025	1,000,000	4.00	2.59
Granted	—	—	—
Exercised	—	—	—
Outstanding at June 30, 2026	1,000,000	4.00	2.10
Exercisable at June 30, 2026	1,000,000	4.00	2.10

The Company has measured the warrant liabilities at fair values on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2025 and six months ended June 30, 2026. The Group used the binomial option pricing model to estimate the fair value of warrant liabilities as of December 31, 2025 and June 30, 2026 using the following assumptions:

	For the year	For the six months
	ended	ended
	December 31,	June 30,
	2025	2026
Risk-free interest rate	3.51% - 3.52%	4.14%
Exercise price per ordinary share	US$4.00	US$4.00
Expected volatility range	59.60% - 60.05%	67.73% - 68.46%
Term of warrants	2.5 - 2.7 years	2.0 - 2.2 years
Dividend yield	0%	0%

12. COLLABORATION ARRANGEMENTS

Guilin Sanjin Pharmaceutical Co., Ltd. License Agreement

In December 2018, the Group entered into (i) a collaboration agreement (the “Sanjin Greater China Agreement”) that covers Greater China with Guilin Sanjin Pharmaceutical Co., Ltd. (“Sanjin”) and certain of its subsidiaries (collectively, “Sanjin Parties”) and (ii) a collaboration agreement (the “Sanjin ROW Agreement”, together with the Sanjin Greater China Agreement, the “2018 Sanjin Agreements”) that covers the regions other than Greater China with Sanjin. Pursuant to the Sanjin Greater China Agreement, the Group licensed the Chinese intellectual property directly related to a monospecific antibody molecule that binds to the PD-L1 target (the “PD-L1 Project”), including patent rights, patent application rights and technologies based on the core sequence of the molecule, to Sanjin Parties. Sanjin Parties will own all the Chinese intellectual property developed in the exercise of Sanjin Parties’ rights under the agreement, including but not limited to improvements (including combination products), clinical trials, regulatory filings, and commercialization rights relating thereto. The Group also granted Sanjin Parties a royalty-free license to use our other existing intellectual property and improvements thereto which are related to the PD-L1 Project for the purposes of exploiting its rights and performing its obligations under the agreement. Sanjin Parties will enjoy all the economic benefits deriving from the PD-L1 Project in Greater China, including but not limited to patent transfer fee, licensing fee, sales revenue and sales commission, etc. Sanjin Parties will pay the Group (i) single-digit percentage of net sales of the products that use the licensed antibody after such products enter the market and (ii) a low to mid-low double-digit percentage of the profits resulting from any transfer of the license to any third parties depending on the timing of the transfer relative to the development stage of the product. Prior to 2023, the Group received RMB10,000,000 (equivalent to approximately US$1,511,168) upfront fee upon the effectiveness of the agreement from Sanjin Parties, which was recognized as revenue as the performance obligation was satisfied by the Group. No additional revenue related to this agreement has been recognized during the six months ended June 30, 2025 and 2026.

Pursuant to the Sanjin ROW Agreement, the Group granted Sanjin a royalty-free license to use all intellectual property relating to (i) the collaboration under the agreement that the Group controlled before the Group entered into the agreement or acquired independently of the agreement and (ii) improvements thereto for the purposes of exploiting its rights and performing its obligations under the agreement. Any intellectual property generated independently by a party under the agreement will be solely owned by that party who generated such intellectual property, and any intellectual property generated from cooperation between the Group and Sanjin’s affiliates in connection with the collaboration will be jointly owned. The Group retain the ownership of patent rights of key intellectual property pertaining to PD-L1 outside of the Greater China. In addition, all the results obtained by Sanjin relating to the research and development of any new antibody developed under the agreement will be owned by Sanjin. The Group retain a majority of the economic benefits derived from the Sanjin ROW Agreement, including but not limited to any patent transfer fee, licensing fee and gains realized under such transfer. In case the Group intend to transfer to a third party our share of economic interests in any country outside of Greater China, the Group must notify Sanjin and Sanjin will receive a right of first refusal if it pays the Group a deposit equal to a low double-digit percentage of the consideration that the Group expect to receive from such third party. If Sanjin waives the right of first refusal, the Group can proceed with the transfer, provided that the final transaction price with the third party is not lower than the amount of the offering price that was included in the Group’s notice to Sanjin.

The Group agreed not to (i) independently develop any monospecific antibodies that bind to the PD-L1 target or (ii) grant any rights associated with such antibodies to any third parties during the three-year period from the effective date of the agreement. The exclusivity obligation does not prevent the Group from (i) developing or granting any licenses to third parties for intellectual property that covers bispecific antibodies, ADCs, diagnostic antibodies, nano-particles and masked antibody against PD-L1 target and (ii) continuing to provide antibody screening service that were commenced before the execution of the Sanjin Greater China Agreement and either party has the independent right to conduct combination therapy studies outside of the Greater China. Either non-breaching party may terminate the 2018 Sanjin Agreements if the other party’s ability to comply with its respective obligations under the agreements is negatively affected by contingencies such as failure to maintain operation or changes in core project management and the other party fails to take effective remedial measures. Each agreement automatically terminates upon the termination of the other agreement. Upon the rescission or termination, Sanjin Parties will return to the Group all the intellectual property, documents and data provided by the Group under the 2018 Sanjin Agreements.

In the event that the failure of the development of the product candidate solely arises from the Group’s research and development basis specified under this agreement, Sanjin has the right to claim back all the payment made to the Group. The Group considers the possibility of occurrence of such event is remote.

Dragon Boat Biopharmaceutical (Shanghai) Limited License Agreement

In May 2019, the Group entered into (i) a collaboration agreement that covers Greater China (the “Dragon Boat Greater China Agreement”) and (ii) a collaboration agreement that covers the regions other than Greater China (the “Dragon Boat ROW Agreement,” together with the Dragon Boat Greater China Agreement, the “2019 Dragon Boat Agreements”), with Dragon Boat Biopharmaceutical (Shanghai) Limited (“Dragon Boat”), a subsidiary of Sanjin. Pursuant to the Dragon Boat Greater China Agreement, the Group will license the Chinese intellectual property directly related to a certain monospecific antibody molecule that binds to a specified target (the “Specified Project”), including the patent rights, patent application rights and technologies based on the core sequence of the molecule, to Dragon Boat. Dragon Boat will own all the Chinese intellectual property developed in the exercise of Dragon Boat’s rights under the agreement, including but not limited to improvements (including combination products), clinical trials, regulatory filings, and commercialization rights relating thereto. The Group also granted Dragon Boat a royalty-free license to use our other existing intellectual property and improvements thereto which are related to the Specified Project for the purposes of exploiting its rights and performing its obligations under the agreement. Dragon Boat will enjoy all the economic benefits deriving from the Specified Project in Greater China, including but not limited to patent transfer fee, licensing fee, sales revenue and sales commission, etc. and will pay the Group (i) certain high-six figure dollar milestone payments upon the achievement of certain milestones (including milestones of launch of pre-clinical safety evaluation animal test, obtaining Investigational New Drug (“IND”) approval in PRC and completion of clinical phase I test in PRC) and (ii) a single-digit percentage of net sales of the products that use the licensed antibody after such products enter the market.

Pursuant to the Dragon Boat ROW Agreement, the Group granted Dragon Boat a royalty-free license to use all intellectual property relating to (i) the collaboration under the agreement that the Group controlled before the Group entered into the agreement or acquired independently of the agreement and (ii) improvements thereto for the purposes of exploiting its rights and performing its obligations under the agreement. Any intellectual property generated independently by a party under the agreement will be solely owned by that party who generated such intellectual property, and any intellectual property generated from cooperation between the Group and Dragon Boat in connection with the collaboration will be jointly owned. The Group retain the ownership of patent rights of key intellectual property pertaining to the specified target outside of the Greater China. In addition, all the results obtained by Dragon Boat relating to the research and development of any new antibody developed under the agreement will be owned by Dragon Boat. The Group retains a majority of the economic benefits derived from the Dragon Boat ROW Agreement, including but not limited to any patent transfer fee, licensing fee and gains realized under such transfer. In case the Group intend to transfer to a third party our share of economic interests in any country outside of Greater China, the Group must notify Dragon Boat and Dragon Boat will receive a right of first refusal if it pays the Group a deposit equal to a low double-digit percentage of the consideration that the Group expects to receive from such third party. If Dragon Boat waives the right of first refusal, the Group can proceed with the transfer, provided that the final transaction price with the third party is not lower than the amount of the offering price that was included in our notice to Dragon Boat.

Under the 2019 Dragon Boat Agreements, the Group agreed not to (i) independently develop any monospecific antibodies that bind to the specified target or (ii) grant any rights associated with such antibodies to any third parties during the three-year period from the effective date of the agreements. The exclusivity obligation does not prevent the Group from (i) developing or granting any licenses to third parties for intellectual property that covers bispecific antibodies, ADCs, diagnostic antibodies, nano-particles and masked antibody against the specific target and (ii) continuing to provide antibody screening service that were commenced before the execution of the Dragon Boat Greater China Agreement and either party has the independent right to conduct combination therapy studies outside of the Greater China. Either nonbreaching party may terminate the 2019 Dragon Boat Agreements if the other party’s ability to comply with its obligations under the agreements is negatively affected by contingencies such as failure to maintain operation or changes in core project management and the other party fails to take effective remedial measures. Each agreement automatically terminates upon the termination of the other agreement. Upon the rescission or termination, Dragon Boat will return to the Group all the intellectual property, documents and data provided by the Group under the 2019 Dragon Boat Agreements.

In the event that the failure of the development of the product candidate solely arises from the Group’s research and development basis specified under this agreement, Dragon Boat has the right to claim back all the payment made to the Group. The risk of failure is considered remote upon recognition of revenue.

Prior to 2025, the Group received upfront fee of RMB4,000,000 received, and milestone fee of RMB4,000,000, which were recognized as licensing revenue as the performance obligation was satisfied by the Group and certain milestone events were achieved.

No additional revenue was recognized for the six months ended June 30, 2025 and 2026.

Exelixis, Inc. Agreements

In February 2021, the Group entered into a collaboration and license agreement (the “Exelixis Agreement”) with Exelixis, Inc. (“Exelixis”), pursuant to which the Group agreed to generate masked antibodies with its SAFEbody technology against an initial target selected and a second target to be selected by Exelixis. The Group will generate masked antibodies in the form of alternative compounds in accordance with the program plan for each target at its own cost and deliver the related data packages to Exelixis. Exelixis will select lead compounds (the “Lead Compounds”) to further develop, obtain regulatory approval and commercialize product(s) for each target (the “Products under the Exelixis Agreement”). Under the Exelixis Agreement, the Group will also grant Exelixis an exclusive, worldwide, sublicensable license (the “Adagene License”) upon delivery of the data package to research, develop, make, have made, sell, offer for sale, import and commercialize products containing the masked antibodies to be generated by the Group with respect to both targets. Exelixis will own the inventions relating to the Lead Compounds arising in connection with the Exelixis Agreement.

The Exelixis Agreement will remain effective until the expiration of the defined royalty terms of the Products under the Exelixis Agreement, unless terminated by either party. Exelixis may terminate the Exelixis Agreement for any or no reason, in its entirety or on a target-by-target basis. Any payment received by the Group before the termination shall be non-refundable.

Under the Exelixis Agreement, Exelixis agreed to pay the Group an upfront non-refundable fee of US$11,000,000. For each target, the Group will be eligible to receive up to US$127,500,000 of milestone payments conditioned upon achieving certain development and regulatory approval milestones, and up to $262,500,000 of sales-based milestone payments. In addition, the Group is also entitled to royalties of mid-single-digit percentage in respect of the aggregate annual net sales of the products developed under the Exelixis Agreement worldwide, subject to certain reductions.

In April 2022, the Group entered in a letter agreement (the “Exelixis Letter Agreement”) in reference to the Exelixis Agreement with Exelixis for expanded collaboration in SAFEbody discovery. Under the Exelixis Letter Agreement, the Group will generate additional masked antibodies against the target selected by Exelixis per the Exelixis Agreement. Exelixis agreed to pay the Group an additional upfront non-refundable fee of US$1,100,000.

In September 2025, the Group entered into an amendment to the Exelixis Agreement (the “Exelixis Amendment”). Under the Exelixis Amendment, the Group will generate a masked monoclonal antibody utilizing the SAFEbody technology for an additional target selected by Exelixis. The Group is eligible to receive development and commercialization milestones and royalties on net sales of products developed around this third target, in terms similar to the Exelixis Agreement. Exelixis agreed to pay the project fee for the generation of the additional antibody in two installments, one upon execution of the Exelixis Amendment, and the other upon delivery of the data package for this third target to Exelixis, subject to receipt of the applicable invoices from the Group. The Group received the first installment payment in 2025.

The Group determined that generating masked antibodies with its SAFEbody technology is reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under the Exelixis Agreement, the delivery of data packages for each target, along with the Adagene License used to develop the related compounds, represents one performance obligation, as they are not distinct from each other. Transaction price is allocated to each one of the two performance obligations using the relative standalone selling price method. The Group records revenue at a point in time, when the data packages for each target were delivered to Exelixis. Considering that the development, regulatory and sales-based milestone payments and the royalties are constrained, the transaction price shall initially only include upfront payment and the milestone payments that are considered probable. Subsequently, once the uncertainty associated with the milestone payments is resolved, the milestone payments shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. The sales-based royalty and sales-based milestones promised in exchange for the Adagene License granted are recognized when (or as) the later of (1) the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based royalty or sales-based milestones being allocated has been satisfied (or partially satisfied). Under the Exelixis Amendment, the delivery of data packages for the third target, along with the Adagene License used to develop the related compounds, represents one performance obligation. Revenue will be recognized at a point in time upon delivery of the data package for the third target for the same reasons as discussed above.

Prior to 2025, the Group received US$11,000,000 upfront payment upon execution of the Exelixis Agreement, US$1,100,000 upfront payment under the Exelixis Letter Agreement, milestone fee of US$3,000,000 related to the successful nomination of lead SAFEbody candidates for the initial target under the Exelixis Agreement, and another milestone fee of US$3,000,000 related to the successful nomination of lead SAFEbody candidates for the second target under the Exelixis Agreement. All of the upfront payments and milestone fees were recognized as revenue upon delivery of data packages and achievement of the milestone event for the initial target under the Exelixis Agreement in 2021 and 2023.

No additional revenue was recognized during the six months ended June 30, 2025. For the six months ended June 30, 2026, the Group recognized US$340,000 of revenue at a point in time upon completion of certain side projects for Exelixis.

Sanofi Agreement

In March 2022, the Group entered into a collaboration and license agreement (the “Sanofi Agreement”) with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”), pursuant to which the Group agreed to perform early-stage research activities to develop masked versions of Sanofi candidate antibodies (each a “Target”, and together, “Targets”), using the Group’s SAFEbody technology for development and commercialization by Sanofi. Sanofi has the ability to advance two initial Targets in the collaboration, followed by an option for two additional Targets. The Group will generate masked antibodies in the form of customized compounds and complete the compound research activities in accordance with the program plan for each Target at its own cost and deliver the compounds and related data packages to Sanofi. Sanofi is solely responsible for later stage research and all clinical, product development and commercialization activities. Under the Sanofi Agreement, the Group granted Sanofi an exclusive, worldwide, sublicensable license to research, develop, use, make, have made, sell, offer for sale, import and commercialize products containing the masked antibodies to be generated by the Group.

The Sanofi Agreement will remain effective until the expiration of the defined royalty on a product-by-product and country-by-country basis, unless terminated earlier with cause or by mutual agreements of both parties. Sanofi may terminate the Sanofi Agreement without cause, in its entirety, or on a Target-by-Target or country-by-country basis.

Under the Sanofi Agreement, Sanofi agreed to pay the Group an upfront non-refundable fee of US$17,500,000 in consideration of the license granted and the early-stage research activities to generate the compounds. Sanofi is obligated to pay an additional fee if Sanofi exercises the option for additional Targets. For each Target, the Group will be eligible to receive up to US$173,500,000 of milestone payments conditioned upon achieving certain development and regulatory approval milestones, and up to $450,000,000 of sales-based milestone payments. In addition, the Group is also entitled to royalties of mid-single-digit percentage in respect of the aggregate annual net sales of the products developed under the Sanofi Agreement worldwide, subject to certain reductions.

In June 2025, the Group entered into an amended and restated agreement with Sanofi (the “Amended Sanofi Agreement”), under which, Sanofi exercised its option to select an additional Target for further development. The Group will generate masked antibodies and complete the compound research activities in accordance with a program plan for this third Target. Sanofi has the right to initiate one additional research program for one additional Target for a fee. Sanofi also has the one-time right to replace the third Target and each additional Target added pursuant to the option right for additional costs. In addition to the option exercise fee, the Group is also eligible to receive development and sales-based milestones and royalties on net sales of products developed around the third Target.

The Group determined that this collaboration is more reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under the Sanofi Agreement, the performance of early-stage research activities to develop compounds for each Target, along with the grant of the license, represents one performance obligation, as they are not distinct from each other. Transaction price is allocated to each one of the two performance obligations based on the relative standalone selling price. Since the early-stage research activities does not generate an asset for alternative use and the Group has an enforceable right to the upfront payment, the Group records revenue over time using labor hour as the input to assess the satisfaction of the performance obligations. Considering that the development, regulatory and sales-based milestone payments and the royalties are constrained, the transaction price shall initially only include upfront payment and the milestone payments that are considered probable. Subsequently, once the uncertainty associated with the milestone payments is resolved, the milestone payments shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. The sales-based royalty and sales-based milestones promised in exchange for the license granted are recognized when (or as) the later of (1) the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based royalty or sales-based milestones being allocated has been satisfied (or partially satisfied). Under the Amended Sanofi Agreement, the performance of early-stage research activities to develop compounds for the third Target, along with the grant of the license, represents one additional performance obligation. Revenue will be recognized over time using labor hour as the input to assess the satisfaction of the performance obligation for the same reasons as discussed above.

Prior to 2025, the Group received US$17,500,000 upfront payment under the Sanofi Agreement. 100% of the upfront payment was recognized as revenue over time using the input method in 2022 and 2023.

For the six months ended June 30, 2025, no additional revenue was recognized.

In late 2025, the Group received the option exercise payment under the Amended Sanofi Agreement. The option exercise payment was recognized as revenue over time using the input method. The revenue recognized during the six months ended June 30, 2026 was US$1,279,913.

ConjugateBio Agreement

In July 2025, the Group entered into a license agreement (the “ConjugateBio Agreement”) with ConjugateBio Inc. (“ConjugateBio”), pursuant to which the Group agreed to grant an exclusive license of its proprietary antibody to ConjugateBio. ConjugateBio will use the antibody and the associated license for the development, manufacture and commercialization of compounds and pharmaceutical products containing or comprising the compounds. ConjugateBio has the sole right and responsibility, at its sole cost and expense, for the development and commercialization of the pharmaceutical products.

The ConjugateBio Agreement will remain effective until the expiration of the defined royalty term on a product-by-product and country-by-country basis, unless terminated earlier with cause or by mutual agreements of both parties.

Under the ConjugateBio Agreement, ConjugateBio agreed to pay the Group a one-time, non-refundable, non-creditable upfront payment in consideration of the antibody provided and the license granted. On a compound-by-compound and/or product-by-product basis, the Group will be eligible to receive milestone payments conditioned upon achieving certain development, clinical and regulatory approval milestones, and sales-based milestone payments. In addition, the Group is also entitled to royalties in respect of the aggregate annual net sales of the products developed, subject to certain reductions.

The Group determined that the provision of the antibody and the grant of the license are reflective of a vendor-customer relationship and therefore within the scope of ASC 606. Under the ConjugateBio Agreement, the provision of the antibody, along with the license used to develop the related compounds, represents one performance obligation, as they are not distinct from each other. The Group records revenue at a point in time, when the antibody is delivered to ConjugateBio as the license is considered a functional IP that gives ConjugateBio the right to use the IP. Considering that the development, clinical, regulatory and sales-based milestone payments and the royalties are constrained, the transaction price shall initially only include upfront payment and the milestone payments that are considered probable. Subsequently, once the uncertainty associated with the milestone payments is resolved, the milestone payments shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. The sales-based royalty and sales-based milestones promised in exchange for the license granted are recognized when (or as) the later of (1) the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based royalty or sales-based milestones being allocated has been satisfied (or partially satisfied).

In 2025, the Group received the upfront payment under the ConjugateBio Agreement. The upfront payment was recognized as revenue at a point in time upon provision of the antibody to ConjugateBio in 2025. No additional revenue was recognized during the six months ended June 30, 2026.

Third Arc Agreement

In November 2025, the Group entered into a license agreement (the “Third Arc Agreement”) with Third Arc Bio, Inc. (“Third Arc”), pursuant to which the Group agreed to grant an exclusive license on a molecule specific license to Third Arc to use the Group’s SAFEbody technology for a masked CD3 for the research, development, manufacture, commercialization and other exploitation of licensed compounds and licensed products worldwide. Third Arc has the sole right and decision-making authority, at its sole cost and expense, for the development and commercialization of the licensed compounds and products.

The Group has an option from Third Arc for an exclusive license to develop and commercialize for specific licensed products in Greater China, Singapore and South Korea. If the Group exercises the option, the Group and Third Arc shall enter into a separate agreement governing the Group’s manufacture and summarization of the specific licensed products in the specific territory.

The Third Arc Agreement will remain effective until the expiration of the defined royalty term on a licensed product-by-product and country-by-country basis, unless terminated earlier with cause or by mutual agreements of both parties.

Under the Third Arc Agreement, Third Arc agreed to pay the Group a one-time, non-refundable, non-creditable upfront payment of US$5,000,000 in consideration of the license granted. The Group will be eligible to receive milestone payments conditioned upon achieving certain development and commercial-based milestone payments of up to USD$840,000,000 if all milestones and conditions are achieved. In addition, the Group is also entitled to royalties in respect of the aggregate annual net sales of the products developed, subject to certain reductions.

The Group determined that the grant of the license in the form of sequence data is reflective of a vendor-customer relationship and therefore within the scope of ASC 606. The Group records revenue at a point in time, when the sequence data is delivered to Third Arc as the license is considered a functional IP that gives Third Arc the right to use the IP. Considering that the development and commercial-based milestone payments and the royalties are constrained, the transaction price shall initially only include upfront payment and the milestone payments that are considered probable. Subsequently, once the uncertainty associated with the milestone payments is resolved, the milestone payments shall be included in the total transaction price when it is no longer probable that a significant reversal of cumulative revenue would occur in future periods. The sales-based royalty and commercial-based milestones promised in exchange for the license granted are recognized when (or as) the later of (1) the subsequent sale or usage occurs, or (2) the performance obligation to which some or all of the sales-based royalty or commercial-based milestones being allocated has been satisfied (or partially satisfied).

In 2025, the Group received US$5,000,000 upfront payment under the Third Arc Agreement. The upfront payment was recognized as revenue at a point in time upon provision of the sequence data to Third Arc in 2025. No additional revenue was recognized during the six months ended June 30, 2026.

13. INCOME TAX BENFIT (EXPENSE)

The income tax benefit (expense) and the effective income tax rate resulting from operations were as follows:

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Loss before income tax	(13,476,782)	(16,446,848)
Income tax benefit (expense)	(458)	68,016
Effective income tax rate	0.00%	(0.41)%

The change in the effective income tax rate for the six months ended June 30, 2026 compared with the six months ended June 30, 2025 is primarily due to changes to tax credits claimed, amount of loss before income tax and jurisdictional mix of loss before income tax.

14. NET LOSS PER SHARE

Basic and diluted net loss per share for the six months ended June 30, 2025 and 2026 were calculated as follows:

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Numerator:
Net loss attributable to Adagene Inc.’s shareholders	(13,477,240)	(16,378,832)
Net loss attributable to ordinary shareholders	(13,477,240)	(16,378,832)
Denominator:
Weighted‑average number of ordinary shares outstanding—basic and diluted	58,891,864	70,773,769
Net Loss per share—basic and diluted	(0.23)	(0.23)

The effects of all outstanding share options, share and RSU grant, Series A Preferred Shares and warrants have been excluded from the computation of diluted loss per share for the six months ended June 30, 2025 and 2026 as their effects would be anti-dilutive.

The potentially dilutive securities that have not been included in the calculation of diluted net loss per share as their inclusion would be anti-dilutive are as follows:

	For the Six Months Ended June 30,
	2025	2026
Incremental shares on share options, share grant, RSU grant, Series A Preferred Shares and warrants	191,073	14,489,454

15. RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship
Peter Luo	Chairman, Chief Executive Officer and a principal shareholder of the Company
Certain senior management personnel	Management and ordinary shareholders of the Company
WuXi AppTec Co., Ltd. (“WuXi AppTec Group”) (a)	A principal shareholder of the Company
WuXi Biologics (Cayman) Inc. (a)	Controlled by the ultimate controlling party of a principal shareholder of the Company

Note (a): In April 2026, the Company closed an underwritten public offering of 18,666,000 ADSs, each representing 1.25 ordinary shares of the Company (see Note 18 for detail). Right after the closing, WuXi AppTec Group’s shareholding in the Company dropped below 5% and WuXi AppTec Group had no significant influence over the Company. As a result, WuXi AppTec Group and WuXi Biologics (Cayman) Inc. were not considered the Group’s related parties since then.

b)	The Group had the following related party balances as of December 31, 2025 and June 30, 2026:

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
WuXi AppTec Group(a)	14,276	—
Certain senior management personnel	3,073	3,025
Total amounts due from related parties	17,349	3,025

As of December 31, 2025, the amounts due from WuXi AppTec Group represented prepayments made for the CRO and CDMO services. As of December 31, 2025 and June 30, 2026, the amounts due form certain senior management member represented rent deposit and advance rent payments made to one senior management personnel for operating lease of the senior management member’s personal property for business use.

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
WuXi Biologics (Cayman) Inc. (a)	10,118,661	—
WuXi AppTec Group(a)	228,539	—
Total amounts due to related parties	10,347,200	—

As of December 31, 2025, the amounts due to related parties represented payables for the CRO and CDMO services.

c)	The Group had the following related party transactions during the six months ended June 30, 2025 and 2026:

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
WuXi Biologics (Cayman) Inc(a).	1,123,145	227,663
WuXi AppTec Group(a)	128,133	19,824
Certain senior management personnel	6,013	5,976
	1,257,291	253,463

For the six months ended June 30, 2025, expenses incurred with WuXi Biologics (Cayman) Inc and WuXi AppTec Group resulted from receipt of CRO and CDMO services. For the six months ended June 30, 2026, expenses incurred with WuXi Biologics (Cayman) Inc and WuXi AppTec Group resulted from receipt of CRO and CDMO services from January 1, 2026 to the closing of the public underwritten offering.

For the six months ended June 30, 2025 and 2026, expenses incurred with certain senior management personnel represented rent expenses incurred from operating lease of one senior management member’s personal property for business use.

16. LEASES

As of December 31, 2025 and June 30, 2026, the Group had operating leases recorded on its condensed consolidated balance sheets for certain office spaces and laboratory equipment that expire on various dates through 2029. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. All of the Group’s leases qualify as operating leases.

Information related to operating leases as of December 31, 2025 and June 30, 2026 is as follows:

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Assets
Operating lease right-of-use assets	145,535	390,535
Liabilities
Current portion of operating lease liabilities	92,055	181,733
Operating lease liabilities	53,480	183,189
Weighted average remaining lease term (years)	1.5	2.4
Weighted average discount rate	3.9%	3.1%

Information related to operating lease activity during the six months ended June 30, 2025 and 2026 is as follows:

	For the Six Months Ended June 30,
	2025	2026
	US$	US$
Operating lease rental expense
Amortization of right-of-use assets	70,021	80,997
Expense for short-term leases within 12 months	27,275	28,427
Interest of lease liabilities	5,012	3,848
	102,308	113,272

Maturities of lease liabilities were as follows:

	As of December 31,	As of June 30,
	2025	2026
	US$	US$
Remainder of 2026	95,863	79,144
2027	54,322	167,557
2028	—	111,497
2029	—	19,786
Total undiscounted lease payments	150,185	377,984
Less: imputed interest	(4,650)	(13,062)
Total lease liabilities	145,535	364,922

17. COMMITMENTS AND CONTINGENCIES

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

18. ORDINARY SHARES

On April 2, 2026, the Company entered into an underwriting agreement with Leerink Partners LLC (“Leerink Partners”) and LifeSci Capital LLC, pursuant to which the Company agreed to issue and sell in an underwritten public offering (the “Offering”) an aggregate of 18,666,000 ADSs (23,332,500 ordinary shares) at the offering price of US$3.75 per ADS, representing the 30-day volume-weighted average price. All of the securities are being sold by the Company. The Offering was closed on April 6, 2026 with net proceeds of US$65.8 million received by the Company. Direct cost associated with the Offering was capitalized and netted against additional paid-in capital.

In March 2024, the Company entered into a sales agreement with Leerink Partners relating to the sale of the Company’s ADSs. A prospectus supplement was filed with the Securities and Exchange Commission for the sale of ADSs having an aggregate offering price of up to US$100 million from time to time. Direct cost associated with the offer and the sale were capitalized and netted against additional paid-in capital. During the six months ended June 30, 2025, no ADSs were issued or sold under the at-the-market equity offering (the “ATM Offering”). For the six months ended June 30, 2026, 830,202 ADSs (1,037,753 ordinary shares) were issued and sold under the ATM Offering and the proceeds were received by the Company. Direct cost associated with the offer and the sale were capitalized and netted against additional paid-in capital.